UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D*

Adept Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

006854202
(CUSIP Number)

Martin M. Hale, Jr.
570 Lexington Avenue
49th Floor
New York, New York 10022
(212) 751-8800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)
--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006854202	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Martin M. Hale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000 shares of Common Stock issuable upon exercise of options1
	8	SHARED VOTING POWER 1,739,130 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
	9	SOLE DISPOSITIVE POWER 10,000 shares of Common Stock issuable upon exercise of options.2
	10	SHARED DISPOSITIVE POWER 1,739,130 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,739,130 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
10,000 shares of Common Stock issuable upon exercise of options 3

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 14.2%
14	TYPE OF REPORTING PERSON IN

1 Director stock options held by the Reporting Person for the benefit of HCP-ROBO, LLC.   5,000 of options vest at the Issuer's 2012 annual meeting and the remaining 5,000 options vest at the Issuer's 2013 annual meeting.
2 Director stock options held by the Reporting Person for the benefit of HCO-ROBO. L.L.C.  5,000 of options vest at the Issuer's 2012 annual meeting and the remaining 5,000 options vest at the Issuer's 2013 annual meeting.
3 Director stock options held by the Reporting Person for the benefit of HCO-ROBO. L.L.C.  5,000 of options vest at the Issuer's 2012 annual meeting and the remaining 5,000 options vest at the Issuer's 2013 annual meeting.

CUSIP No. 006854202	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Hale Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,739,130 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,739,130 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,739,130 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 14.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 006854202	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,739,130 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,739,130 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,739,130 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 14.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 006854202	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON HCP-ROBO, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,739,130 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,739,130 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,739,130 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 14.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 006854202	SCHEDULE 13D	Page 6 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the "Common Stock"), of Adept Technology, Inc., a Delaware corporation (the "Issuer"). The Company's principal executive offices are located at 5960 Inglewood Drive, Pleasanton, CA 94588

Item 2.	IDENTITY AND BACKGROUND.

This statement on Schedule 13D (the “Statement”) is being filed on behalf of the following persons (collectively, the “Reporting Persons”):  (i) Martin M. Hale, Jr., an individual ("MH"),  (ii) Hale Capital Management, LP, a Delaware limited partnership (“HCM”); (iii) Hale Capital Partners, LP, a Delaware limited partnership ("HCP"); and (iv) HCP-ROBO, LLC, a Delaware limited liability company ("ROBO").  The securities reported herein are indirectly held by HCP through ROBO.  HCP is the sole member of ROBO.  MH is the Chief  Executive Officer of HCP.  MH is also (i) the sole owner and managing member of Hale Fund Partners, LLC, a Delaware limited liability company ("HFP"), the general partner of HCP and (ii) the sole owner and Chief Executive Officer of Hale Fund Management, LLC, a Delaware limited liability company, ("HFM") the general partner of HCM, the manager of HCP.

The address and principal office of each of the Reporting Persons, HFP and HFM  is 570 Lexington Avenue, 49th Floor, New York, New York 10022.  Each Reporting Person, HFP and HFM  is organized in Delaware with the exception of MH, who is a citizen of the United States.  The principal business of each of the Reporting Persons, HFP and HFM is investment and/or investment management.  The foregoing should not be construed in and of itself as an admission by any Reporting Person, HFP or HFM as to beneficial ownership of shares of Common Stock held by, or underlying the shares of Series A Convertible Preferred Stock (the "Preferred Shares") indirectly  held by HCP.

During the last five years, none of the Reporting Persons, HFP or HFM has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Funds for the purchase of the Preferred Shares convertible into the shares of Common Stock reported herein were derived from the working capital of ROBO. A total of $8,000,000 was paid to acquire such Preferred Shares (as described in Item 4 below).

Item 4.	PURPOSE OF TRANSACTION

On September 5, 2012, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”), which is referenced as Exhibit 1 hereto, with HCM, pursuant to which the Issuer agreed to issue 8,000 Preferred Shares at a price of $1,000 per Preferred Share in exchange for $8,000,000.  The Certificate of Designations setting forth the terms and conditions of the Preferred Shares is referenced as Exhibit 2 hereto.   The Issuer agreed to use the proceeds from the sale of the Preferred Shares for general corporate purposes but

CUSIP No. 006854202	SCHEDULE 13D	Page 7 of 11 Pages

not for (i) the repayment of any outstanding indebtedness of the Issuer or any of its subsidiaries in an amount in excess of $5,000,000, or (ii) the redemption or repurchase of any of its or its subsidiaries' equity securities.

The Certificate of Designations provides that holders of Preferred Shares (the “Holders”) will be entitled to receive dividends payable quarterly in arrears payable at the election of the Issuer either in cash or, subject to certain equity conditions, in Common Stock. Dividends on the Preferred Shares will accrue at the Prime Rate (Wall Street Journal Eastern Edition) plus 3% (up to a maximum amount of 4%).

Each Preferred Share will be convertible, at the option of the Holder and upon certain mandatory conversion events described below, at a conversion price of $4.60.

If on or after the first anniversary of the issuance of the Preferred Shares, the Common Stock price exceeds the “Applicable Percentage” (meaning, 200% from the first anniversary to the second anniversary, 175% until the third anniversary, and 150% thereafter) of the Conversion Price for 60 consecutive trading days, such price is maintained until conversion, and certain equity conditions providing that such shares of Common Stock issued upon conversion can be immediately saleable by the holders (the "Equity Conditions”), the Issuer can require conversion of the Preferred Shares into a number of shares of Common Stock equal to the greater  of the then-one week trading volume of the Common Stock (the “Volume Limit”) or the amount of an identified bona fide block purchase of the conversion shares at a price not less than the then-current market price.

Starting 18 months after issuance of the Preferred Shares, if the trading price of the Common Stock is more than 110% of the conversion price for a specified period, the Issuer may convert up to 10% of the Preferred Shares issued pursuant to the Purchase Agreement per quarter, subject to a maximum conversion into a number of shares of Common Stock equal to the Volume Limit per month and subject to the Equity Conditions. The ability to require conversion requires that the Issuer (i) maintains on deposit an amount of cash and cash equivalents and (ii) satisfies an EBITDA threshold, in each case as is mutually determined by the Issuer and Silicon Valley Bank and reasonably acceptable to HCP. If the Issuer cannot convert the Preferred Shares due to its failure to satisfy the conditions, then with the consent of the Holder it may redeem the shares for cash.

Upon certain triggering events, such as bankruptcy, insolvency or a material adverse effect or failure of the Issuer to issue shares upon conversion of the Preferred Shares in accordance with its obligations, the Holders may require the Issuer to redeem all or some of the Preferred Shares at a price equal to 100% of the conversion amount, and in certain circumstances, the value, if higher, of the Common Stock underlying the Preferred Shares, plus accrued and unpaid dividends.

On or after September 30, 2016, each Holder can require the Issuer to redeem its Preferred Shares in cash at a price equal to 100% of the conversion amount being redeemed plus accrued and unpaid dividends.

Each Holder has a vote equal to the number of shares of Common Stock into which its Preferred Shares are convertible. In addition, a majority of the Holders must approve certain actions, including approving any amendments to the Issuer’s charter or bylaws that adversely affects the voting powers, preferences or other rights of the Preferred Shares;

CUSIP No. 006854202	SCHEDULE 13D	Page 8 of 11 Pages

payment of dividends or distributions; any liquidation, capitalization, reorganization or any other fundamental change of the Issuer; issuance of any equity security senior to or on parity with the Preferred Shares as to dividend rights, redemption rights, liquidation preference and other rights; issuances of equity below the conversion price; any liens or borrowings other than senior indebtedness from established commercial lenders on customary terms; and the redemption or purchase of any of the capital stock of the Issuer.

In connection with the Purchase Agreement, the Issuer and HCP entered into a Registration Rights Agreement on September 5, 2012. The Issuer has agreed to use its commercially reasonable efforts to file a registration statement with the SEC within 90 days for the resale of all of the Common Stock issuable on the conversion of the Preferred Shares and dividends.  The Registrations Rights Agreement is referenced as Exhibit 3 hereto.

On September 5, 2012, the Issuer also entered into a Side Letter Agreement with HCP that provides that so long as HCP and its affiliates holds Preferred Shares in an amount equal to not less than 5% of the Common Stock on an as-converted basis, HCP may designate one director (the “Preferred Holder Director”) for election to the Issuer's Board of Directors. The Preferred Holder Director would be entitled to hold committee positions if eligible for service on such committee under NASDAQ and SEC requirements. HCP is also entitled to designate a non-voting observer to attend each meeting of the Board and any committee of the Board.  MH has been elected to the Board of Directors of the Issuer as the initial Preferred Holder Director and he will be nominated for election by the stockholders at the next annual stockholders meeting.  The form of Side Letter Agreement is referenced as Exhibit 4 hereto.

The summaries of the Purchase Agreement, the Certificate of Designations, the Registration Rights Agreement and the Side Letter Agreement are not complete, and are qualified in their entirety by reference to the texts of the agreements, which are referenced as Exhibit 1, Exhibit 2, Exhibit 3 and Exhibit 4 to this Schedule 13D (and which are incorporated by reference to Exhibits 10.79, 3.3, 4.5 and 4.6 of the Annual Report on Form 10-K filed by the Issuer on September 24, 2012 (the "Form 10-K")).

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, and, alone or with others, pursuing discussions with the management, the Board, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a)           See rows (11) and (13) of the cover pages to this Statement for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.  Percentages of the shares of Common Stock outstanding reported in this Statement are calculated based upon the 10,558,841 shares of Common Stock outstanding as of September 19, 2012 as reported in the Form 10-K.

CUSIP No. 006854202	SCHEDULE 13D	Page 9 of 11 Pages

(b)           See rows (7) and (10) of the cover pages to this Statement for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)           Except as set forth herein, none of the Reporting Persons have effected any transaction in the Issuer’s stock during the past 60 days.

(d)           No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e)           Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Purchase Agreement filed as Exhibit 1 hereto; the Certificate of Designations attached as Exhibit 2 hereto; the Registration Rights Agreement attached as Exhibit 3 hereto; the Side Letter Agreement attached as Exhibit 4 hereto; and the Joint Filing Agreement attached as Exhibit 5 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Purchase Agreement dated September 5, 2012 by and among the Issuer and the buyers identified therein (incorporated by reference to Exhibit No. 10.79 to the Form 10-K.

Exhibit 2: Certificate of Designations (incorporated by reference to Exhibit No. 3.3 to the Form 10-K.

Exhibit 3: Registration Rights Agreement dated September 5, 2012 by and among the Issuer and the buyers identified therein (incorporated by reference to Exhibit No. 4.5 to the Form 10-K.

Exhibit 4:  Side Letter Agreement dated September 5, 2012, between the Issuer and HCP (incorporated by reference to Exhibit No. 4.6 to the Form 10-K.

Exhibit 5: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 006854202	SCHEDULE 13D	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 26, 2012

HALE CAPITAL MANAGEMENT, LP

By:	Hale Fund Management, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
	Name:	Martin M. Hale, Jr.
	Title:	Chief Executive Officer

HALE CAPITAL PARTNERS, LP for itself and as sole member of HCP-ROBO, LLC

By:	By: Hale Fund Partners, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
	Name:	Martin M. Hale, Jr.
	Title:	Managing Member

/s/ Martin M. Hale, Jr.
Martin M. Hale, Jr.

CUSIP No. 006854202	SCHEDULE 13D	Page 11 of 11 Pages

EXHIBIT 5

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: September 26, 2012

HALE CAPITAL MANAGEMENT, LP

By:	Hale Fund Management, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
	Name:	Martin M. Hale, Jr.
	Title:	Chief Executive Officer

HALE CAPITAL PARTNERS, LP for itself and as sole member of HCP-ROBO, LLC

By:	Hale Fund Partners, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
	Name:	Martin M. Hale, Jr.
	Title:	Managing Member

/s/ Martin M. Hale, Jr.
Martin M. Hale, Jr.